Exhibit 99.1

SciSparc Extends $2 Million Loan to Support AutoMax’s Growth Following AutoMax’s Entry into Direct Import of JAC Electric Vehicles

TEL AVIV, Israel, Feb. 27, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced today that it has entered into a loan agreement with AutoMax Motors Ltd. (“AutoMax”) to provide a $2 million loan (the “New Loan”). The funding will support AutoMax’s business expansion following its entry into the direct import of Anhui Jianghuai Automobile Group Corp., Ltd. (“JAC”) electric vehicles. The New Loan is in addition to previous bridge loans in an aggregate amount of $4.25 million (the “Previous Loans”). The Previous Loans were provided in lieu of SciSparc’s obligation to provide a $4.25 million closing financing, in accordance with the merger agreement signed between the parties.

The loan, bearing an 8% annual interest rate, will be repaid in equal monthly installments of $50,000 and interest, with AutoMax retaining the option for early repayment without penalties. The interest on the loan will be cancelled as of the consummation of the merger agreement, and thereafter AutoMax shall continue to make monthly payments towards the principal amount of the loan. As collateral, AutoMax has pledged a first-ranking fixed charge on its subsidiary’s shares.

In April 2024, SciSparc and AutoMax signed a merger agreement under which SciSparc will acquire 100% of AutoMax, aiming to expand into the automotive sector. The merger is subject to customary closing conditions, including shareholder approvals from both companies.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on Δ9-tetrahydrocannabinol and/or non-psychoactive  cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses that the funding will support AutoMax’s business expansion and closing conditions for the merger, including shareholder approvals from both companies.  Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties related to the Company’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approval for the transaction, and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Additional Information and Where You Can Find It

In connection with the proposed transaction between the Company and AutoMax, the Company has filed a preliminary registration statement, which includes a preliminary proxy statement/prospectus, with the SEC. This press release is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the final registration statement or the proxy statement/prospectus, as applicable, and all other relevant documents filed or furnished or that will be filed with or furnished to the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement/prospectus and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the final proxy statement/prospectus will be available free of charge on the Company’s website at https://investor.scisparc.com/, by contacting the Company’s Investor Relations at IR@scisparc.com or by phone at +972-3-6167055.

Participants in Solicitation

The Company, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s Ordinary Shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s annual report on Form 20-F, for the year ended December 31, 2023, filed with the SEC on April 1, 2024. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the final proxy statement/prospectus, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This press release will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055